SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)
(Amendment No. 7)
EMERITUS CORPORATION
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
291005106
(CUSIP Number of Class of Securities)

Richard A. Petrocelli Saratoga Management Company LLC 535 Madison Avenue New York, New York 10022 (212) 906-7000	with a copy to:	Michael E. Stansbury Perkins Coie LLP 1201 Third Avenue, 40th Floor Seattle, Washington 98101 (206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 6, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ’☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

Saratoga 13D amendment 7 FINAL.DOC

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 2 of 14 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Partners IV, L.P. (IRS No. 13-4013670)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,422,616 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 6,422,616 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 6,422,616 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5% (2)
14		TYPE OF REPORTING PERSON PN

(1) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities). The securities include 6,195,343 shares of Common Stock presently outstanding and 227,273 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.

(2) The percentage is based on 17,855,072 shares of Common Stock outstanding as of March 8, 2006, together with 227, 273 shares issuable on conversion of debentures.

Saratoga 13D amendment 7 FINAL.DOC

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 3 of 14 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Coinvestment IV LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,422,616 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 6,422,616 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 6,422,616 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5% (2)
14		TYPE OF REPORTING PERSON PN

(1) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities). The securities include 6,195,343 shares of Common Stock presently outstanding and 227,273 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.

(2) The percentage is based on 17,855,072 shares of Common Stock outstanding as of March 8, 2006, together with 227, 273 shares issuable on conversion of debentures.

Saratoga 13D amendment 7 FINAL.DOC

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 4 of 14 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Associates IV LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,422,616 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 6,422,616 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 6,422,616 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5% (2)
14		TYPE OF REPORTING PERSON PN

(1) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities). The securities include 6,195,343 shares of Common Stock presently outstanding and 227,273 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.

(2) The percentage is based on 17,855,072 shares of Common Stock outstanding as of March 8, 2006, together with 227, 273 shares issuable on conversion of debentures.

Saratoga 13D amendment 7 FINAL.DOC

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 5 of 14 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saratoga Management Company LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,422,616 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 6,422,616 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 6,422,616 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5% (2)
14		TYPE OF REPORTING PERSON PN

(1) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities). The securities include 6,195,343 shares of Common Stock presently outstanding and 227,273 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.

(2) The percentage is based on 17,855,072 shares of Common Stock outstanding as of March 8, 2006, together with 227, 273 shares issuable on conversion of debentures.

Saratoga 13D amendment 7 FINAL.DOC

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 6 of 14 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John P. Birkelund
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,422,616 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 6,422,616 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 6,422,616 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5% (2)
14		TYPE OF REPORTING PERSON IN

(1) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities), all of which entities are affiliates of the Reporting Person. The securities include 6,195,343 shares of Common Stock presently outstanding and 227,273 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.

(2) The percentage is based on 17,855,072 shares of Common Stock outstanding as of March 8, 2006, together with 227, 273 shares issuable on conversion of debentures.

Saratoga 13D amendment 7 FINAL.DOC

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 7of 14 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christian L. Oberbeck
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,422,616 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER None
WITH	10	SHARED DISPOSITIVE POWER 6,422,616 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 6,422,616 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5% (2)
14		TYPE OF REPORTING PERSON IN

(1) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities), all of which entities are affiliates of the Reporting Person. The securities include 6,195,343 shares of Common Stock presently outstanding and 227,273 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.

(2) The percentage is based on 17,855,072 shares of Common Stock outstanding as of March 8, 2006, together with 227, 273 shares issuable on conversion of debentures.

Saratoga 13D amendment 7 FINAL.DOC

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 8 of 14 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles P. Durkin, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 18,000 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,422,616 (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 18,000 (1)
WITH	10	SHARED DISPOSITIVE POWER 6,422,616 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 6,440,616 (1)(2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (3)
14		TYPE OF REPORTING PERSON IN

(1) Represents options to purchase this number of common shares.

(2) This figure includes securities beneficially owned by Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Co. LLC (for itself and as agent and attorney-in-fact for four individuals affiliated with these entities), all of which entities are affiliates of the Reporting Person. The securities include 6,195,343 shares of Common Stock presently outstanding and 227,273 shares of Common Stock into which $5.0 million principal amount of debentures are convertible. See Item 5.

(3) The percentage is based on 17,855,072 shares of Common Stock outstanding as of March 8, 2006, together with 227, 273 shares issuable on conversion of debentures and 18,000 issuable on exercise of stock options.

Saratoga 13D amendment 7 FINAL.DOC

SCHEDULE 13D

CUSIP No. 291005 10-6		Page 9 of 14 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David W. Niemiec
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 18,000 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 18,000 (1)
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED 55,457 (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31% (3)
14		TYPE OF REPORTING PERSON IN

(1) Represents options to purchase this number of common shares.

(2) Includes 36,131 shares of Common Stock presently outstanding and 1,326 shares of Common Stock into which $29,167 principal amount of debentures are convertible. Saratoga Management Company, LLC, one of the reporting entities hereunder, is the attorney-in-fact and agent for the securities identified as beneficially owned by Mr. Niemiec; therefore Mr. Niemiec has no voting or dispositive powers over such shares.

(3) The percentage is based on 17,855,072 shares of Common Stock outstanding as of March 8, 2006, together with 18,000 shares issuable on exercise of stock options.

Saratoga 13D amendment 7 FINAL.DOC

CUSIP No. 291005 10-6                                                                                  Page 10 of 14 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to 829,597 shares of common stock, $.001 per share, (the "Common Stock") of Emeritus Corporation (the "Company"), which were issued by the Company upon the exercise of warrants (the "Warrants") to purchase an aggregate of 1,000,000 shares. Each of the Warrants was exercised on March 6, 2006 pursuant to a "net exercise" provision in which shares covered by the Warrant were used to pay the exercise price of $4.20 per share (and aggregate exercise price of $4.2 million). See Item 3.

Other securities referred to in this Schedule 13D are 227,273 shares of Common Stock issuable on conversion of $5,000,000 principal amount of 6.25% Convertible Subordinated Debentures due 2008 (the "Debentures") at a conversion price of $22.00 per share of Common Stock.

The principal executive offices of the Company are located at 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121.

Item 2.	Identity and Background.

Item 2 is hereby amended by deleting the fourth, fifth and sixth paragraphs and replacing them with the following:

Saratoga Associates IV LLC ('Saratoga Associates") is a Delaware limited liability company. As the General Partner of Saratoga Partners IV, L.P. ("Saratoga Partners"), Saratoga Associates participates in management decisions made on behalf of Saratoga Partners. Saratoga Associates is managed by an Executive Committee, the membership of which is set forth in Schedule A.

Saratoga Management is a Delaware limited liability company. As the Manager of Saratoga Partners, Saratoga Management is responsible for the day to day management of Saratoga Partners and participates in investment decisions made on behalf of Saratoga Partners. As the Managing Member of Saratoga Coinvestment IV LLC ("Saratoga Coinvestment"), Saratoga Management participates in investment decisions made of behalf of Saratoga Coinvestment. Saratoga Management owns shares directly and is also the attorney-in-fact and agent for four individuals who are affiliated with Saratoga Management and the other entities. The shares and other securities held by each of the entities and individuals is set forth under Item 5.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 6, 2006, Saratoga Partners, Saratoga Coinvestment and Saratoga Management exercised Warrants to purchase 937,500 shares, 25,000 shares and 37,500 shares, respectively. Each of the Warrants was exercised pursuant to a "net exercise" provision in which shares covered by the Warrant were used, at a value of $24.65 (determined in accordance with the Warrant), to pay the exercise price of $4.20 per share (and aggregate exercise price of $4.2 million). The shares were issued as follows: Saratoga Partners IV, L.P. - 777,747 shares (159,753 shares used to pay exercise price); Saratoga Coinvestment IV LLC - 20,740 (4,260 shares used to pay exercised price); and Saratoga Management Co. LLC - 31,110 shares (6,390 shares used to pay exercise price). The exercise price was paid solely in shares subject to the Warrants; no cash was paid.

Item 4.	Purpose of Transaction

No amendment.

CUSIP No. 291005 10-6                                                                                  Page 11 of 14 Pages

Item 5.	Interest in Securities of Emeritus Corporation

(a) and (b)

(i)  Saratoga Partners beneficially owns 5,808,080 shares of Common Stock and $4,687,500 principal amount of Debentures, convertible into 213,068 shares of Common Stock, which altogether constitute 6,021,148 shares or 33.3% of the outstanding shares of Common Stock of the Company.

(ii) Saratoga Coinvestment beneficially owns 154,992 shares of Common Stock and $125,000 principal amount of Debentures, convertible into 5,682 shares of Common Stock, which altogether constitute 160,674 shares or 0.89% of the outstanding shares of Common Stock of the Company.

(iii) Saratoga Management beneficially owns 4,336 shares of Common Stock and 159 shares of Common Stock issuable on conversion of $3,500 principal amount of Debentures, which together constitute 4,495 shares or 0.02% of outstanding shares (these securities were acquired on September 7, 2005 from Damon Ball, for whom Saratoga management had acted as agent and attorney-in-fact prior thereto). John P. Birkelund, Charles P.  Durkin, Jr., David W. Niemiec and Christian L. Oberbeck, for which Saratoga Management acts as agent and attorney-in-fact, beneficially own an aggregate of 227,935 shares of Common Stock and $184,000 principal amount of Debentures, convertible into 8,364 shares of Common Stock, which altogether constitute 236,299 shares or 1.31% of the outstanding shares of Common Stock of the Company. These securities are beneficially owned by (a) John P. Birkelund 95,179 shares  of Common Stock and 3,492 shares of Common Stock issuable on conversion of $76,833 principal amount of Debentures; (b) Charles P. Durkin, Jr., 82,792 shares  of Common Stock and 3,038 shares of Common Stock issuable on conversion of $66,833 principal amount of Debentures; (c) David W. Niemiec, 36,131 shares  of Common Stock and 1,326 shares of Common Stock issuable on conversion of $29,167 principal amount of Debentures; and (d) Christian L. Oberbeck 13,833  shares of Common Stock and 508 shares of Common Stock issuable on conversion of $11,167 principal amount of Debentures. As of March 10, 2006, Messrs. Durkin and Niemiec each had received options to purchase 18,000 shares of Common Stock as directors for the Company.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Emeritus Corporation

No amendment.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Previously filed with Schedule 13D filed with the SEC on December 20, 1999.

Exhibit 2 - Previously filed with Schedule 13D filed with the SEC on January 10, 2000.

Saratoga 13D amendment 7 FINAL.DOC

CUSIP No. 291005 10-6                                                                                  Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct as of March 13, 2006.

Saratoga Partners IV, L.P.
Saratoga Coinvestment IV, LLC
Saratoga Management Company LLC
Saratoga Associates IV LLC
John P. Birkelund
Charles P. Durkin, Jr.
Christian L. Oberbeck

Signed on behalf of each of the above

By: /s/ Charles P. Durkin, Jr.,
 Charles P. Durkin, Jr., Attorney-in-Fact

Saratoga 13D amendment 7 FINAL.DOC

CUSIP No. 291005 10-6                                                                          Page 13 of 14 Pages

Schedule A

Certain Members and Executive Committee Members

of

Saratoga Associates IV LLC

The names of the Certain Members and Executive Committee Members of Saratoga Associates IV LLC ("Saratoga Associates") and their business addresses and principal occupations are set forth below. If no address is given, the Members' or Executive Committee Members' business address is that of Saratoga Management at 535 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Saratoga Associates and each individual is a United States citizen.

Name, Business Address	Present Position

John P. Birkelund	Member, Executive Committee Member*
Charles P. Durkin, Jr.	Member, Executive Committee Member*
Christian L. Oberbeck	Member, Executive Committee Member*

* Each of the above party's present principal occupation is Member and/or Executive Committee Member of Saratoga Management Company LLC.

Saratoga 13D amendment 7 FINAL.DOC

CUSIP No. 291005 10-6                                                                          Page 14 of  14 Pages

Schedule B

Members and Executive Committee Members

of

Saratoga Management Company LLC

The names of the Members and the Executive Committee Members of Saratoga Management Company LLC ("Saratoga Management") and principal occupations are set forth below. If no address is given, the Members' or Executive Officer's business address is that of Saratoga Management at 535 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Saratoga Management and each individual is a United States citizen.

Name, Business Address	Present Principal Position

John P. Birkelund	Member, Executive Committee Member*
Charles P. Durkin, Jr.	Member, Executive Committee Member*
Christian L. Oberbeck	Member, Executive Committee Member*

* Each of the above party's present principal occupation is Member and/or Executive Committee Member of Saratoga Management Company LLC.